Contact

www.linkedin.com/in/adamstaples (LinkedIn)

Top Skills

Industry Partnetships
Government Compliance
Operational Oversight

ADAM STAPLES

Executive Vice president of Epic Global Innovations
Los Angeles, California, United States

Summary

Adam Staples – Vice President, Epic Global Innovations | Executive Music Producer | Operations & Product Development Leader

Adam Staples, a strategic innovator in the safety technology sector. As Vice President of Epic Global Innovations, the company behind the revolutionary Epic ERA device, Adam has seamlessly expanded his portfolio from sound engineering and artist development to enterprise leadership, product innovation, and operational scale.

Leveraging his extensive background in project management, brand development, and studio operations, Adam now leads cross-functional teams to develop, launch, and expand life-saving wearable technology designed to reduce emergency response time from 15 minutes to just 4 seconds. He plays a critical role in everything from hardware/software integration and user experience optimization to investor relations and partnership strategy with major insurance firms, global manufacturers, and enterprise clients across construction, maritime, and aviation sectors.

Core Skills & Contributions at Epic ERA:

Strategic Leadership & Operations – Driving company vision, product development timelines, and go-to-market execution for mass adoption of Epic ERA.

Brand & Communications Strategy – Applying music industry branding acumen to create compelling investor, partner, and consumer messaging.

Manufacturing & Vendor Management – Coordinating international partnerships for hardware production, logistics, and quality control.

Team Development & Stakeholder Management – Guiding internal teams, external engineers, and compliance advisors to ensure seamless product lifecycle execution.

Product Design & User Experience – Overseeing app interface direction, real-time emergency alert UX, and multi-platform functionality across iOS, Android, and web.

Blending Artistry with Innovation: Whether producing platinum hits or co-developing a wearable device that saves lives, Adam brings a visionary mindset and flawless execution to every project. His dual expertise in creative industries and safety technology allows him to bridge innovation and impact—shaping not just culture, but also the future of workplace safety.

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Experience

Epic Global Innovations
1 year 8 months

Executive Vice President
April 2024 - Present (1 year 8 months)
Los Angeles, California, United States

Affinity Bio Solutions - Supervisor
April 2020 - April 2024 (4 years)
Los Angeles, California, United States

As Vice President of Epic Global Innovations, I lead strategic development and operations across our advanced safety technology platforms serving construction, government, and industrial sectors. I oversee R&D, partnerships, and market expansion for our flagship solution, Epic ERA—a real-time safety and compliance system integrating IoT hardware with intelligent software.

Key Achievements & Responsibilities:

Spearheaded development of field-deployable safety devices with GPS, fall detection, gas and radiation monitoring, and SOS triggers.

Led launch of Epic ERA's mobile and web platforms using React Native, Supabase, and Expo Router.

Built and managed high-impact teams across software engineering, compliance, and business development.

Established strategic partnerships with federal contractors, insurance firms, and regulatory agencies.

Oversaw integration of OSHA, NIOSH, CE, ANSI Z359, and HSPD-12 standards into our compliance stack.

Drove go-to-market strategies, investor relations, funding efforts and enterprise channels.

Enabled 40% reduction in manual incident reporting and boosted inspection compliance across client jobsites.

Epic Global Innovations is on a mission to save lives and simplify compliance at scale through intelligent, responsive safety systems.

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Education

University of Cambridge
· (2011 - 2015)